EXHIBIT 12

FIRST REPUBLIC PREFERRED CAPITAL CORPORATION

(A Wholly Owned Subsidiary of Merrill Lynch Bank & Trust Co., FSB)

STATEMENT OF COMPUTATION OF

RATIOS OF EARNINGS TO FIXED CHARGES

		Three Months Ended June 30,				Six Months Ended June 30,
($ in thousands)		June 27, 2008		June 30, 2007		June 27, 2008		June 30, 2007
I.	Earnings:
	Net income	$4,048		$4,911		$8,623		$9,828
	Fixed charges excluding preferred stock dividends	—		—		—		—

	Earnings before fixed charges	$4,048		$4,911		$8,623		$9,828

II.	Fixed charges:
	Preferred stock dividends	$2,507		$3,541		$5,062		$7,104

III.	Ratios of earnings to fixed charges	1.61	x	1.39	x	1.70	x	1.38	x